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                                                                     Exhibit 12



                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's ratio of earnings to fixed charges for periods indicated:


                                              Six Months
                                                Ended                    Year Ended December 31
                                               6/30/97      1996       1995       1994       1993     1992
-------------------------------------------   --------     ------     ------     ------     ------   ------

Ratio of Earnings
 to Fixed Charges.........................     6.06%       7.47%      8.70%      9.73%     9.89%     7.78%

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    For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-
third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company's proportionate share of income, expense and fixed charges attributable to the Company's investment in majority-owned unconsolidated subsidiaries and joint ventures.